4960 Conference Way North, Suite 100
Boca Raton, Florida 33431
June 22, 2009
Mr. Jorge Bonilla
Senior Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3010

Re:	Bluegreen Corporation Form 10-K for the year ended December 31, 2008 Filed on March 16, 2009 Preliminary Proxy Statement on Schedule 14A Filed on April 15, 2009 File No. 001-09292
Dear Mr. Bonilla:
     This letter is in response to comments of the Staff regarding the above-referenced filings, provided in your letter to me dated June 17, 2009.
     Set forth below are the responses of Bluegreen Corporation (the “Company”) to the comments in your letter. The numbering of the responses below corresponds to the numbering set forth in your letter.
Form 10-K for the Year Ended December 31, 2008
Exhibits
1.     We note your response to our previous comment 8 that all Bluegreen/Big Cedar Vacation joint venture agreements have been included as exhibits to your periodic filings. It appears that for some of those agreements listed in the Exhibit Index, you have not included a cross-reference to the report currently on file containing your joint venture agreements. In future filings, please revise your Exhibit Index to include a specific reference for all exhibits you have incorporated by reference.

     The Company acknowledges the Staff’s comments with respect to the Exhibit Index contained in the Company’s Form 10-K and, as requested by the Staff, the Company will revise its Exhibit Index in future filings to include specific cross-references for all exhibits that are incorporated by reference.
Exhibit A — Compensation Discussion and Analysis
Cash Bonus
2.     We note your proposed disclosure regarding cash bonus payments in response to previous comment 11. In your proposed language, you provide that a portion of the bonus is based upon satisfaction of pre-established divisional and Company-wide financial performance objectives, including earnings per share and field operating profit targets. Please revise your disclosure to quantify all financial performance objectives for each of your executives and also explain how the actual results achieved led to the bonuses awarded to each such officer.
     The Company acknowledges the Staff’s comments with respect to the “Cash Bonus” section of the Company’s Compensation Discussion and Analysis and, as requested by the Staff, proposes to revise the relevant paragraphs of such section in response to the Staff’s comments as follows:
     “Cash Bonus
As described above, the Compensation Committee attempts to structure the compensation program for our Named Executive Officers with the goal of motivating them to achieve our business objectives and to reward them upon achievement of those objectives. In furtherance of that goal, the Company has an annual incentive program, which is a cash bonus plan that includes elements tied to the achievement of pre-established divisional and Company-wide annual financial performance objectives. These objectives are established each year during our annual budget process and are intended to promote growth and profitability of the Company. The portion of an executive officer’s cash bonus under our annual incentive program that is related to financial performance objectives varies based upon the impact that the Compensation Committee believes he or she has on the overall corporate and divisional financial performance. Each executive officer’s bonus is intended to take into account corporate and individual components, which are weighted according to the executive officer’s responsibilities. The financial performance objectives generally include earnings per share and field operating profit (by division) targets. Specifically, during 2008, the Named Executive Officers (other than Mr. Maloney, who was only eligible to receive a discretionary bonus under the annual incentive program) were eligible to receive bonuses under the formula-based component of the Company’s annual incentive program as follows:

Mr. Koscher	Bonus payable in an amount equal to a percentage of ~~based on~~ Bluegreen Communities’ field operating profit ~~for~~ in 2008, as calculated pursuant to the terms of the program ~~compared to budget, with a targeted bonus of $600,000~~

Mr. Puleo	Bonus payable ~~based~~ in an amount equal to the product of (i) Mr. Puleo’s targeted bonus of $225,000 divided by ~~on~~ the Company’s budgeted earnings per share for 2008 of $1.10 and (ii) ~~compared to~~ the Company’s earnings per share for the year ~~budget, with a targeted bonus of $225,000~~

Mr. Pontius	Bonus payable ~~based on~~in an amount equal to the product of (i) Mr. Pontius’ targeted bonus of $500,000 divided by Bluegreen Resorts’ budgeted field operating profit for 2008 ~~compared to budget~~of approximately $94,000,000 and (ii) Bluegreen Resorts’ field operating profit for the year, as calculated pursuant to the terms of the program, with ~~a targeted bonus of $500,000 and~~ a maximum bonus of $750,000

Mr. Bidgood	Bonus payable ~~based on~~ in an amount equal to the sum of: (i) a percentage of 2008 timeshare sales generated by regions over which he had responsibility during 2008 ~~the timeshare sales and field operating profit for~~ and (ii) a percentage of field operating profit generated by regions over which he had responsibility during 2008, in each case, as calculated pursuant to the terms of the program ~~compared to budget, with a targeted bonus of $600,000~~
Based on these performance objectives and the ~~actual~~ results of the Company and its divisions during 2008, as calculated pursuant to the terms of the program, Messrs. Pontius and Bidgood were paid bonuses of $503,277 and $751,182, respectively, under the formula-based component of the Company’s annual incentive program. Specifically, Mr. Pontius’ bonus was based on Bluegreen Resorts generating field operating profit for 2008 of approximately $95,000,000, while Mr. Bidgood’s bonus was based on applicable time share sales of approximately $490,000,000 and field operating profit of approximately $72,000,000. Messrs. Koscher and Puleo did not receive bonuses under the formula-based component of the Company’s annual incentive program as the performance objectives set for them were not achieved during 2008.”
Long-Term Equity Incentive Compensation
3.     We note the proposed revised disclosure in response to our prior comment 12 and reissue that comment. Please provide an analysis of how each of the factors considered by the compensation committee impacted the amount of stock awards granted to each of the named executive officers in 2008. To the extent that the compensation committee used the data prepared by Johnson Associates, Inc. for benchmarking, please revise your disclosure to discuss where actual awards fall relative to the long-term compensation programs of the peer group.

     The Company acknowledges the Staff’s comments with respect to the “Long-Term Equity Incentive Compensation” section of the Company’s Compensation Discussion and Analysis and, as requested by the Staff, proposes to revise the relevant paragraphs of such section in response to the Staff’s comments as follows:
“The Compensation Committee’s grant of restricted shares and stock options to our Named Executive Officers is based on an assessment of the individual’s contribution to our success and growth. Generally speaking, the long-term equity incentive compensation of our Named Executive Officers is linked to year-over-year growth in earnings (earnings per share and/or segment results). Decisions by the Compensation Committee regarding grants of restricted shares and stock options to executive officers, including the Named Executive Officers, are generally made based upon the recommendation of the Chief Executive Officer (other than with respect to decisions regarding equity-based compensation to be granted to the Chief Executive Officer), the level of the executive officer’s position with us, an evaluation of the executive officer’s past and expected future performance, the number of restricted shares and stock options previously granted to and currently held by the executive officer, and discussions with the executive officer.
In determining the number of restricted shares and stock options granted to each Named Executive Officer during 2008, the Compensation Committee did not quantify, rank or otherwise assign relative weights to the factors described above, but rather the Compensation Committee made its decisions based on its consideration of all of the factors considered as a whole. In addition, the Compensation Committee considered the factors analyzed by the Compensation Committee in determining each Named Executive Officer’s base salary (as set forth under “Base Salary” above) for the additional purpose of determining the number of restricted shares and stock options granted to each of them during 2008. Further, during~~In~~ 2008, the Compensation Committee engaged Johnson to review, and advise the Compensation Committee with respect to, the Company’s long-term incentive compensation program, and the Compensation Committee considered the results of Johnson’s review in determining the amount of restricted shares and stock options granted to each Named Executive Officer during 2008.~~. As part of its review, Johnson considered the Company’s long-term equity incentive compensation program with the long-term equity incentive compensation programs of the following companies, which were chosen by Johnson based on such companies’ participation in the timeshare and hospitality industry:~~

~~WCI Communities, Inc.~~	~~Starwood Hotels and Resorts Worldwide, Inc.~~

~~Vail Resorts, Inc.~~	~~ILX Resorts Incorporated~~

~~Choice Hotels International, Inc.~~	~~The St. Joe Company~~

~~Silverleaf Resorts, Inc.~~	~~Marriott International, Inc.~~

~~Avatar Holdings, Inc.~~	~~Wyndham Worldwide Corporation~~

~~DiamondRock Hospitality Company~~

~~The Compensation Committee considered, in addition to the factors described above~~, ~~the results of Johnson’s review in determining the amount of restricted shares and stock options granted to each Named Executive Officer during 2008.~~ Specifically, as recommended by Johnson, the Compensation Committee considered the fact that the awards granted in 2008 were anticipated to be in lieu of any additional award grants for at least three years and will cliff-vest, all at one time, five years after the date of grant, or earlier upon a change of control of the Company. The Compensation Committee also considered that the stock options contained exercise prices which were greater than the then-current trading price of the Company’s Common Stock. The Compensation Committee believed that the granting of awards in a lump sum in advance and with cliff-vesting would incentivize the Named Executive Officers to stay with the Company for the full term of the awards and that the grant of stock options with an exercise price in excess of the then-current trading price of the Company’s Common Stock would provide a significant incentive to the Named Executive Officers to maximize earnings and work to improve the value of the Company’s Common Stock. The Compensation Committee also believed that the terms of such awards would position the Company to take advantage of strategic alternatives in the future which may maximize the value of the Company.
As part of its review, Johnson considered the Company’s long-term equity incentive compensation program with the long-term equity incentive compensation programs of the following companies based on their participation in the timeshare and hospitality industry:

WCI Communities, Inc.	Starwood Hotels and Resorts Worldwide, Inc.

Vail Resorts, Inc.	ILX Resorts Incorporated

Choice Hotels International, Inc.	The St. Joe Company

Silverleaf Resorts, Inc.	Marriott International, Inc.

Avatar Holdings, Inc.	Wyndham Worldwide Corporation

DiamondRock Hospitality Company
Although these companies were considered by Johnson as part of its review, the Compensation Committee did not specifically analyze the long-term equity compensation programs of these companies for benchmarking purposes with respect to the Company’s long-term equity compensation program, generally, or the number of restricted shares and stock options granted to the Named Executive Officers during 2008, in particular.”

     In connection with this response to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company has attempted to address the comments raised in your letter and any concerns that the Staff may have. If you have any questions or require any additional information, please feel free to contact me at (561) 912-8270.
     Thank you for your assistance.

Sincerely,
/s/ Anthony M. Puleo
Anthony M. Puleo,
Senior Vice President, Chief Financial Officer and Treasurer